Filed Pursuant to Rule 424(b)(3)
Registration No. 333-182340

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 9 DATED FEBRUARY 28, 2014
TO THE PROSPECTUS DATED APRIL 30, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc., dated April 30, 2013 (the “Prospectus”), and Supplement No. 8, dated January 13, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to update references regarding the price of our primary offering shares and our distribution reinvestment plan shares, and

B.	to update disclosure regarding the determination of our offering price and our estimated net asset value per share in the section of the Prospectus titled “Plan of Distribution.”

A. Updates to the Offering Price of Our Primary Shares and Our Distribution Reinvestment Plan Shares

In this offering, the primary shares were initially offered at $10.28 per share and the distribution reinvestment plan shares were initially offered at $9.77 per share. Our board of directors recently determined a new primary offering price of $10.40 per share effective March 4, 2014. References throughout the prospectus to the $10.28 per share primary offering price are hereby updated to reflect the new $10.40 per share primary offering price. Our board of directors has also determined a new offering price for the distribution reinvestment plan shares of $9.88 per share, which is equal to 95% of the offering price for primary shares. References throughout the prospectus to the $9.77 per share distribution reinvestment plan price are hereby updated to reflect the new $9.88 per share distribution reinvestment plan price. See Section B below for a discussion of how our new offering price was determined.

Additionally, the table on the cover page of the Prospectus is hereby updated and replaced with the following:

	Price to the Public(1)	Selling Commission	Dealer Manager Fee	Proceeds to Us(2)
Primary Offering Per Share	$10.40	$0.78	$0.26	$9.36
Maximum Offering	$3,000,000,000	$225,000,000	$75,000,000	$2,700,000,000
Distribution Reinvestment Plan Per Share	$9.88	$—	$—	$9.88
Total Maximum for Distribution Reinvestment Plan	$500,000,000	$—	$—	$500,000,000
Total Maximum Offering (Primary and Distribution Reinvestment Plan)	$3,500,000,000	$225,000,000	$75,000,000	$3,200,000,000

(1)	Assumes we will sell $3,000,000,000 in the primary offering and $500,000,000 in our distribution reinvestment plan.

(2)
Proceeds are calculated before deducting issuer costs other than selling commissions and the dealer manager fee. These issuer costs are expected to consist of, among others, expenses of our organization, actual legal, bona fide out-of-pocket itemized due diligence expenses, accounting, printing, filing fees, transfer agent costs, postage, data processing fees, advertising and sales literature and other offering-related expenses. The total amount of all items of underwriting compensation, from whatever source, payable to underwriters, broker dealers, or affiliates thereof will not exceed an amount equal to 10% of the gross proceeds raised in the primary offering.

B. Updates to the Plan of Distribution Section

1.	The following hereby supersedes and replaces the “Determination of Offering Price” section beginning on page 163 to the Prospectus.

Determination of Offering Price

This is a fixed price offering, which means that the price for shares of our common stock in the offering is fixed and does not vary based on the underlying value of our assets at any particular time. Our board of directors determined the offering price in its sole discretion and is ultimately and solely responsible for establishing the fixed offering price for shares of our common stock in this offering. Our offering price is not a statement of our net asset value per share. Previously, in January 2013, our board of directors established an offering price of $10.28 per primary share. Our board of directors has established a new offering price of $10.40 per primary share, effective March 4, 2014. The following is a summary of the methodology used by our board of directors and our Advisor, in determining the new fixed offering price for our primary shares.

We engaged Cushman & Wakefield, Inc., or Cushman, a division of which is an independent third party real estate advisory and consulting firm, to provide, or cause its subsidiaries to provide, appraised values of our domestic real estate property investments as of December 31, 2013. These appraisals were performed in accordance with Uniform Standards of Professional Appraisal Practice. Cushman has extensive experience in conducting appraisals and valuations on real properties and each of our appraisals was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute, or MAI, designation.

Additionally, we engaged Knight Frank, LLP, or Knight Frank, an independent third party real estate advisory and consulting services firm, to provide appraised values of our international real estate investments as of December 31, 2013. These appraisals were performed in accordance with the professional standards as published by the Royal Institution of Chartered Surveyors, with the exception of our Australian real estate property investments, in which case the appraisals were performed in accordance with the Australian Property Institute and the International Valuation Standards.

We also engaged Jones Lang LaSalle, an independent third party real estate advisory and consulting services firm, to perform valuations of our debt obligations as of December 31, 2013.

In establishing the fixed offering price of $10.40 per share, in addition to using the appraised values of our real estate property investments and values of our debt obligations, our board of directors also included in its determination the values of other assets and liabilities such as cash, tenant and loan receivables, accounts payable and accrued expenses, distributions payable and other assets and liabilities, all of which were valued at cost. Our board of directors also took into consideration the costs and expenses associated with raising equity in connection with this offering and other fees and expenses related to making real estate investments. No liquidity discounts or discounts relating to the fact that we are externally managed were applied to the fixed offering price and no attempt was made to value Hines Global as an enterprise.

Additionally, we engaged Cushman to assess the reasonableness of our new estimated net asset value, or NAV, per share. In doing so, Cushman utilized their appraised values as described above, the appraised values provided by Knight Frank, the valuations of our debt obligations provided by Jones Lang LaSalle and information provided by management regarding balances of cash, tenant and loan receivables, accounts payable and accrued expenses, distributions payable and other assets and liabilities. Cushman concluded that our board of directors’ determination of the new estimated NAV per share was reasonable.

The aggregate appraised value of our real estate property investments was $4.0 billion, including amounts attributable to noncontrolling interests, which represents a 4.7% increase when compared to the previously determined appraised value of our assets (for assets that were acquired prior to 2013) and to the cost of our assets that were acquired during 2013.  The increase in the offering price from the appreciation of our real estate property investments was offset by the dilution of acquisition fees and expenses incurred from our real estate investments made since our last valuation.

The aggregate appraised value of our real estate property investments also represented a 9.5% increase compared to the net purchase price of the real estate property investments of $3.7 billion, excluding closing costs, transaction fees and additional capital investments since acquisition. The table below sets forth the calculation of our estimated NAV per share and offering price effective March 4, 2014 and our previous per share estimated NAV and offering price effective February 4, 2013:

	Effective March 4, 2014		Effective February 4, 2013
	Gross Amount (in millions)	Per Share	Gross Amount (in millions)	Per Share
Real estate property investments	$4,001	$16.04	$2,085	$14.01
Other assets	402	1.61	180	1.21
Liabilities	(2,123)	(8.51)	(919)	(6.18)
Noncontrolling interests	(61)	(0.24)	(40)	(0.26)
Estimated NAV	$2,219	$8.90	$1,306	$8.78
Shares outstanding	249		149
Costs of raising and investing capital		$1.50		$1.50
Offering price		$10.40		$10.28

Our board of directors determined the offering price effective March 4, 2014 by (i) utilizing the appraised values of our real estate property investments of $4.0 billion and adding our other assets comprised of our cash, tenant and other receivables, loans receivable and other assets of $402 million, (ii) subtracting the values of our debt obligations and other liabilities comprised of our accounts payable and accrued expenses, due to affiliates, distributions payable and other liabilities of $2.1 billion, as well as amounts related to noncontrolling interests of $61 million, and (iii) dividing the total by our pro forma common shares outstanding as of February 28, 2014 of 249 million, resulting in an estimated NAV per share of $8.90. Additionally, our board of directors considered the costs and expenses associated with raising equity in connection with this offering and other fees and expenses related to making real estate investments, resulting in the fixed offering price of $10.40, which is a $0.12 increase over our previous per share offering price of $10.28.

Other than with respect to the appraised values of our real estate property investments and values of our debt obligations, the values of the assets and liabilities described above were determined based on their cost as of December 31, 2013 and included certain pro forma adjustments primarily related to: (i) the issuance of additional shares of our common stock from January 1, 2014 through February 28, 2014, and (ii) pro forma adjustments to reflect acquisition fees and expenses expected to be incurred to invest the proceeds in (i) above. Other than those adjustments described above, we did not make additional adjustments related to the operations for the period from January 1, 2014 through February 28, 2014 because we did not believe they would have a material impact on our estimated NAV. Additionally, the calculation of the offering price excluded certain items on our unaudited consolidated balance sheet that were determined to have no future value or economic impact on the valuation. Examples include receivables related to straight-line rental revenue and costs incurred to put debt in place. Other items were excluded because they were already considered elsewhere in the valuation. Examples include intangible lease assets and liabilities related to our real estate property investments and costs incurred for capital expenditures that were included in the appraised values of our real estate property investments and the fair values of interest rate swaps and caps, as they were included in the valuation of our debt.

The appraised values provided by Cushman and Knight Frank described above were determined primarily by using methodologies that are commonly used in the commercial real estate industry. For our domestic real estate property investments, these methodologies included discounted cash flow analyses and reviews of current, historical and projected capitalization rates for properties comparable to those owned by us and assume a two-year holding period for multifamily development projects and a 10-12 year holding period for the remaining domestic real estate property investments. Additionally, the multifamily development project appraisals included assumptions regarding projected construction completion and stabilization. For our international real estate investments, these methodologies included cash flow analyses and going-in capitalization rates for properties comparable to those owned by us. The tables below summarize the key assumptions that were used in the valuations of our real estate property investments.

	Range	Weighted Average
Domestic Real Estate Property Investments
Office/Industrial/Mixed-use/Retail
Exit capitalization rate	6.00% - 8.00%	6.82%
Discount rate/internal rate of return	6.75% - 9.00%	7.57%
Multi-Family
Exit capitalization rate	5.00% - 5.50%	5.36%
Discount rate/internal rate of return	7.25% - 7.50%	7.38%
International Real Estate Property Investments
Office/Industrial/Mixed-use
Going-in capitalization rate	5.27% - 11.23%	7.47%

While our board of directors believes that the assumptions used in determining the appraised values of our real estate property investments are reasonable, a change in these assumptions would impact the calculation of such values. For example, assuming all other factors remained unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the appraised values of our domestic real estate property investments of 1.9%, while a decrease in the average discount rate of 25 basis points would yield an increase in the appraised values of our domestic real estate property investments of 1.9%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the appraised values of our domestic real estate property investments of 2.2%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the appraised values of our domestic real estate property investments of 2.3%. Additionally, an increase in the average going-in capitalization rate of 25 basis points would yield a decrease in the appraised values of our international real estate property investments of 3.4%, while a decrease in the average going-in capitalization rate of 25 basis points would yield an increase in the appraised values of our international real estate property investments of 3.7%.

As with any valuation methodology, the methodology used to determine the fixed offering price was based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive an offering price per share that could be significantly different from the offering price determined by our board of directors. The offering price determined by our board of directors is not intended to represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such offering price is not a representation, warranty or guarantee that (i) you would be able to realize an amount equal to the offering price per share if you attempt to sell your shares; (ii) you would ultimately realize distributions per share equal to the offering price per share upon our liquidation or sale; (iii) shares of our common stock would trade at the offering price per share on a national securities exchange; (iv) a third party would offer the offering price per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to determine the offering price would be acceptable to FINRA. Additionally, the fixed offering price is not a statement of our net asset value per share.

Further, the fixed offering price was calculated as of a moment in time, and, although the value of shares of our common stock will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, the distribution of proceeds from the sale of real estate to our stockholders and changes in corporate policies such as our distribution level relative to earnings, we do not undertake to update the fixed offering price on a regular basis. As a result, stockholders should not rely on the fixed offering price as an accurate measure of the then-current value of shares of our common stock in making a decision to buy or sell shares of our common stock, including whether to invest in this offering or reinvest distributions by participating in our distribution reinvestment plan. In addition, our board of directors may in its discretion from time to time change the offering price of shares of our common stock, and therefore the number of shares being offered in this offering, through one or more supplements or amendments to this prospectus or post-effective amendments to the registration statement of which this prospectus is a part. We cannot assure you that our offering price will increase or that it will not decrease during this offering or in connection with any future offering of shares of our common stock. Included among the circumstances under which our board of directors may determine to change the offering price are the commencement of a new follow-on offering, an event that results in significant changes to the value of our assets, the adoption of new rules by FINRA or other regulatory authorities or the receipt of a request from certain broker dealers that we reconsider the offering price. We expect that we will next disclose a new estimated NAV per share by March 31, 2015, but our board of directors may determine, in its sole discretion, to defer any such disclosure to a later date; provided such deferral is permitted under applicable rules and regulations in effect at that time.

This new offering price is effective as of March 4, 2014. As disclosed previously, we expect to terminate this offering on or before April 11, 2014. This determination is based on a number of considerations, including our goal of raising and investing additional capital from the sale of shares of our common stock pursuant to this offering, the pace at which we expect to sell shares of our common stock between now and April 11, 2014, the current and anticipated composition and diversification of our real estate investment portfolio and the current and anticipated conditions in the capital markets. We will continue to monitor these factors during the course of this offering, and our board of directors reserves the right to adjust the anticipated offering termination date to an earlier or later date, as it deems appropriate, in its sole discretion.

The proceeds from the sale of shares of our common stock to New York residents are being held in trust for the benefit of investors and will be used only for the purposes set forth in this prospectus.

2.
The $9.51 on pages 168 and 169 in the “Underwriting Terms” section of the “Plan of Distribution” are hereby superseded and replaced with $9.62, which represents a 7.5% discount on our new fixed offering price of $10.40 per primary share.

3.
The $9.25 on page 169 in the “Underwriting Terms” section of the “Plan of Distribution” is hereby superseded and replaced with $9.36, which represents a 10% discount on our new fixed offering price of $10.40 per primary share.

4.	The first paragraph following the volume discounts table on page 169 in the “Volume Discounts” section of the “Plan of Distribution” is hereby superseded and replaced with the following:
For example, if you purchase $350,000 in shares, the selling commissions on $100,000 of such shares will be reduced to 6.5%, in which event you will receive 33,750 shares instead of 33,653 shares, the number of shares you would have received if you had paid $10.40 per share for all the shares purchased. The net offering proceeds we receive from the sale of shares will not be affected by volume discounts.

5.	The fourth paragraph discussing sales of $10 million or more on page 170 in the “Volume Discounts” section of the “Plan of Distribution” is hereby superseded and replaced with the following:
For sales of $10 million or more, our Dealer Manager may, in its sole discretion, agree to waive all or a portion of the dealer manager fee, such that shares purchased in any such transaction may be at a discount of up to 8.5%, or $9.52 per share, reflecting a reduction in selling commissions from 7.5% to 1.5% as a result of the volume discount described above and an additional 2.5% due to the Dealer Manager’s reduction or waiver of its fee. The net offering proceeds we receive will not be affected by any such reduction or waiver of the dealer manager fee.